04046515

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

NOV 1 6 2004

11th November 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 11/11/2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

PROCESSED
DEC 0 8 2004

London Stock Exchange | RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:09 Thu, Nov 11 2004 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		14:03 11 Nov 04		

Full Announcement Text

For immediate release **11 November 2004**

Taylor Nelson Sofres plc
Director's share sale

Taylor Nelson Sofres plc (TNS) has been advised that the Chairman, Tony Cowling, today sold 300,000 ordinary shares of 5p each in the company, for 237p per share.

These shares come from beneficial and non-beneficial holdings and represent 0.067 per cent of the company's issued share capital.

This disposal forms part of Mr Cowling's ongoing phased programme of share sales, aimed at decreasing over time his holding in the company.

His combined remaining beneficial and non-beneficial holding in the company is 1,653,150 shares, representing 0.371 per cent of the company's issued share capital.

SEC ... NOV 1 5 2004 ... WASH., D.C.

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